June 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance and Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Fundhomes 1, LLC
Form 1-A: Request for Qualification
File No. 024-11939

Dear Ladies and Gentlemen:

Fundhomes 1, LLC (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A effective at 10:00 AM EDT on Friday, June 30, 2023, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Ming Zhu
Ming Zhu, Chief Executive Officer of Fundhomes, Inc., a Delaware corporation, the Manager of Fundhomes I, LLC, a Delaware limited liability company